This Amendment No. 3 to Application consists
of 57 pages. The Exhibits begin on page 37.

As filed with the Securities and Exchange Commission on March 30, 2012
File No. 813-310

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT
TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY
ACT OF 1940.

STETSON CAPITAL FUND LP
DAVIS POLK & WARDWELL LLP

450 Lexington Ave
New York, NY 10017

Communications, Notice and Order to:

Danforth Townley, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

	)	AMENDMENT NO. 3 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940.
In the Matter of:	)
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STETSON CAPITAL FUND LP	)
DAVIS POLK & WARDWELL LLP	)

450 Lexington Avenue	)
New York, NY 10017)
File No. 813-310)
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SUMMARY OF AMENDMENT NO. 3 TO APPLICATION

The Applicants (as defined herein) hereby apply for an order of the Securities and Exchange Commission (“Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”). The requested order would exempt each Investment Fund, as defined below, from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations issued thereunder (the “Rules and Regulations”). With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application. The order would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

THE APPLICANTS

The “Applicants” include Stetson Capital Fund LP, a Delaware limited partnership (the “Fund”), and Davis Polk & Wardwell LLP, a law firm organized as a New York limited liability partnership (“DPW”). DPW established the Fund for the benefit of certain of its Eligible Investors (as defined below). DPW may in the future establish subsequent pooled investment vehicles (“Subsequent Funds”) (together, the Fund and the Subsequent Funds, including any series thereof, are referred to collectively as the “Investment Funds”) that will be offered to certain Eligible Investors. The organizational documents for any Subsequent Fund will be substantially similar in all material respects to those of the Fund, other than the provisions relating to investment objectives or strategies and for any operational differences related to the form of organization of a Subsequent Fund. Each Investment Fund will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.

THE FUND

General. The Fund is a Delaware limited partnership formed in 2000 pursuant to a limited partnership agreement as described herein (the “Investment Fund Agreement”).1 The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited partnership, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited liability company or corporation. An Investment Fund may include a single such vehicle designed to issue interests in series (“Series”) or

1 The Fund is relying on a temporary exemption pursuant to Rule 6b-1 under the 1940 Act.

having similar features to enable a single Investment Fund to function as if it were several successive Investment Funds for ease of administration. Subsequent Funds will comply with the terms and conditions set forth herein with respect to the Fund.

Management is exercised by the general partner of the Fund, which is a limited liability company (the “General Partner”). The managing member of the General Partner (the “Managing Member”) is also a limited liability company that is managed by the members of the management committee of DPW, who expect to delegate most of their authority to an investment committee comprised of certain DPW partners and Members (as defined below) of the Fund as described more fully below. DPW will control the Investment Funds within the meaning of section 2(a)(9) of the 1940 Act.

An Investment Fund will offer interests therein (“Units”) (other than short-term paper) solely to DPW, any entity controlling, controlled by, or under common control with DPW (a “DPW Entity”) or persons who are Eligible Investors as defined below. Any DPW Entity that acquires Units in an Investment Fund will be an accredited investor. The General Partner of any other Investment Fund will be an entity controlled by DPW and managed by the members of the management committee of DPW, who also expect to delegate most of their authority to an investment committee comprised of certain DPW partners and Members of such Investment Fund.

“Eligible Investors” as used herein means Eligible Participants and Qualified Participants as defined below. “Eligible Participants” with respect to an Investment Fund include only such persons who at the time of first becoming a Member thereof are current or former2 (a) partners (or presidents of professional corporations or similar entities which are partners) of or lawyers employed by (including lawyers who are “of counsel” to) DPW or (b) employees of DPW. To qualify as an Eligible Participant with respect to an Investment Fund, each such person must at the time of first becoming a Member thereof either (x) be an “accredited investor” as defined in Rule 501(a)(5) or (6) of Regulation D under the Securities Act of 1933 (the “Securities Act”) or (y) be one of a maximum of 35 people who meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the Securities Act and (i) have a minimum of five years of legal or business experience, (ii) have had gross income of at least $150,000 in the prior year and a reasonable expectation of gross income of at least $150,000 in each of the two succeeding years3 and (iii) as to whom the requirements set forth in Rule 506(b)(2)(ii) of Regulation D are met. Any Eligible Participant who qualifies pursuant to (y) will not be permitted to invest in any calendar or fiscal year (as determined by DPW) more than 10% of his or her income from all sources for the immediately preceding calendar or fiscal year in one or more Investment Funds. The General Partner may impose more restrictive standards for Eligible Participants in its discretion.

In the discretion of the General Partner and at the request of an Eligible Participant, interests may be assigned by such Eligible Participant, or sold directly by an Investment Fund, to a “Qualified Participant” of an Eligible Participant. In order to qualify as a Qualified Participant, an individual or entity must (i) be an Eligible Family

2 Any such former partners, lawyers or employees will at the time of first becoming a Member have (and will be expected at such time to continue to have) a sufficiently close nexus with DPW as to preserve the community of interest between such Eligible Participants and DPW.

3 In applying these tests, either calendar years or rolling 12-month periods may be used.

Member or Qualified Entity (in each case as defined below), respectively, of an Eligible Participant and (ii) if such individual or entity is purchasing an interest from a Member or directly from an Investment Fund, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Participant. A “Qualified Entity” is (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Participant; (ii) a partnership, corporation or other entities, all of the voting power of which is controlled by one or more Eligible Participants;4 or (iii) a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Participant (either for themselves or together with the Eligible Participant).

The Fund has been established to enable the Eligible Investors to participate in certain investment opportunities that come to the attention of DPW. These opportunities may include separate accounts with registered or unregistered investment advisers, investments in other pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, and other securities investments (each particular investment being referred to herein as an “Investment”). An Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company. Participation as investors in the Investment Fund will allow the Eligible Investors who

4 The inclusion of entities controlled by an Eligible Participant in the definition of Qualified Entity is intended to enable Eligible Participants and their immediate family members to make investments in the Investment Funds through private investment vehicles for the purpose of personal and family investment and estate planning objectives. Eligible Participants will exercise investment discretion and control over these investment vehicles, thereby creating a close nexus between DPW and these investment vehicles.

are members of the Investment Fund (each a “Member,” and collectively, the “Members”) to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means.

No Investment Fund will be charged legal fees by DPW, and there will be no allocation of any of DPW’s operating expenses to the Investment Funds. Some of the investment opportunities available to an Investment Fund may involve parties for which DPW was, is or will be retained to act as legal counsel, and DPW may be paid by such parties for legal services and for related disbursements and charges. These amounts paid to DPW will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests or their sponsors.

Each Member will commit to contribute capital to an Investment Fund (the “Capital Commitment”). Each such Member shall make one or more capital contributions (“Capital Contributions”) with respect to such Capital Commitment, in one or more installments, within five days of request therefor from the Investment Fund to fund Investments that have been selected in the manner described below.

No Investment will be made by an Investment Fund unless the Investment has been approved by the Investment Committee, as defined below. No Member will make or have the right to make an individual investment decision with respect to any Investment submitted to the Members for approval or disapproval. In the event an Investment is so selected, the Investment will be allocated among the capital accounts (“Capital Accounts”) of all Members on a pro rata basis determined generally by reference to the

Capital Commitments, undrawn Capital Commitments or uninvested Capital Contributions of the Members or some combination thereof.

An Investment Fund will have an investment committee (the “Investment Committee”) which will consist of approximately five persons who include (or whose Qualified Participants are) the members of the management committee of DPW and selected additional Members of such Investment Fund. If a General Partner is formed as a wholly-owned subsidiary of DPW, the members of the relevant Investment Committee will be officers and/or directors of the subsidiary. The chief function of the Investment Committee will be to review and select Investments for an Investment Fund (or a Series thereof) from time to time. Whenever DPW, the General Partner, the Investment Committee or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with good faith and any fiduciary duties owed to the Investment Funds and the Members.5 No management fee or other compensation will be paid by an Investment Fund or the Members to the Investment Committee.

DPW anticipates establishing Subsequent Funds in the future. However, the formation of such Subsequent Funds should not result in competition among Investment Funds, as DPW does not intend to establish a Subsequent Fund having substantially the same investment objective as an existing Investment Fund until at least 75% of the

5 The organizational documents for and any other contractual arrangements regarding an Investment Fund will not contain any provision which protects or purports to protect DPW, the General Partner, the Investment Committee, a Member or their delegates against any liability to the Investment Fund or the Members to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

Capital Commitments of such existing Investment Fund have been drawn down for Investments or expenses (or committed for such purposes). As used herein, the terms “Members,” and “Investment Committee” include members and any investment committee of Subsequent Funds. Other than the investment objectives, strategies, form of organization, and/or groups of Eligible Investors invited to participate, Subsequent Funds will be substantially similar in form and operation to the Fund.

Specifics on “Eligible Investors”. Units of any Investment Fund will be offered only to DPW, DPW Entities, or Eligible Investors. As previously stated, Eligible Investors include only Eligible Participants, Eligible Family Members and Qualified Entities. Each investor must meet the sophistication standards in Rule 506(b)(2)(ii) of Regulation D and thus have sufficient knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risk of an investment in the Investment Fund, and be able to bear the economic risk of such investment and to afford a complete loss of such investment. A Member may make an additional Capital Commitment to an Investment Fund only if he or she meets the criteria for an Eligible Investor contained herein at the time such additional Capital Commitment is made.

Applicants believe that substantially all of the present and former partners of DPW and a smaller number of employees of DPW currently qualify as Eligible Participants. Such Eligible Participants have significant exposure directly or indirectly in matters of investment banking, financial services, securities or investment businesses, and in the administrative, financial, legal or operational activities related thereto. Many Eligible Participants have had substantial experience acting as legal counsel in one or more of the foregoing businesses, and in order to invest in Units such investors must meet the criteria set forth in the preceding paragraph. As a result, each Eligible Participant will be able to make the investment decision to purchase Units of an Investment Fund on his or her own. Eligible Participants will not need the protection of the regulatory safeguards intended to protect the public, and Eligible Participants will know and have access to the members of the Investment Committee so as to obtain any information necessary for an Eligible Participant’s decision as to whether to participate in an Investment Fund. Units will be offered and sold by the Investment Funds in reliance upon the exemption from registration under the Securities Act contained in Section 4(2) or pursuant to Regulation D. No fee of any kind will be charged in connection with the sale of Units of an Investment Fund or in connection with a Member’s withdrawal from a Fund.

Specifics on Fund Operations. While the terms of each Investment Fund will be determined at the time of formation, these terms will be fully disclosed at the time any Eligible Participant is invited to participate in the Investment Fund. Participation in an Investment Fund will be entirely voluntary on the part of an Eligible Participant. Among other things, each Eligible Participant will be furnished with a copy of the Investment Fund Agreement for the relevant Investment Fund, which will set forth at a minimum the following terms of the proposed investment program, among other things: (i) the maximum amount of Capital Contributions that a Member will be required to make to the Investment Fund during the term of the relevant investment program and the manner in which the Capital Contributions will be applied towards investments made, and expenses incurred, by the Investment Fund; (ii) whether any loans will be made to a Member to purchase Units in the Investment Fund and, if so, the terms of such loans; (iii) whether any DPW-appointed manager (“Manager”) will be entitled to receive any compensation from, or a performance-based fee (or “allocation”) based on the gains and losses of the investment program or of the Investment Fund’s investment portfolio and, if so, the terms of such compensation or carried interest;6 (iv) whether DPW will make any capital contributions to the Investment Fund and, if so, the terms applicable to DPW’s investment in the Investment Fund; (v) the consequences to a Member who defaults on such Member’s obligation to fund required Capital Contributions to the Investment Fund (including whether such defaulting person’s Units in existing and future investments will be affected and, if so, the nature of such effects); and (vi) whether any vesting and forfeiture provisions will apply to a Member’s Units in the Investment Fund and, if so, the terms of such vesting and forfeiture provisions. The Fund requires that the initial Capital Commitment by a Member must be paid, in one or more installments, within five days after notification therefor from the Fund to fund Investments selected by the Investment Committee. To provide flexibility in connection with the Fund’s obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make Capital Contributions with respect to their Capital Commitments, the Fund may engage in borrowings in connection with such funding of Investments. All borrowings by an Investment Fund, other than indebtedness incurred specifically on behalf of a Member where the Member has agreed to guarantee the loan or to act as co-obligor on the loan, will be the debt of the Investment Fund and without recourse to the Members, but such

6 A “carried interest” is an allocation to the Manager based on the net gains of an investment program. A Manager that is registered under the Investment Advisers Act of 1940 (“Advisers Act”) may charge a carried interest only if permitted by rule 205-3 under the Advisers Act. Any carried interest paid to a Manager that is not registered under the Advisers Act will be structured to comply with section 205(b)(3) of the Advisers Act as if the Company were a business development company as defined in the Advisers Act.

borrowings may be secured by a pledge of the Members’ respective Capital Accounts and unfunded Capital Commitments. An Investment Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of an Investment Fund (other than short-term paper). As noted above, a Member may make such an additional Capital Commitment only if he or she is an Eligible Investor at the time such additional Capital Commitment is made. If DPW or a DPW Entity makes a loan to an Investment Fund, the lender will be entitled to receive interest at a rate that is no less favorable to the borrower than the rate obtainable on an arm’s length basis.

Members will not be entitled to redeem their respective Units in an Investment Fund. A Member will be permitted to transfer his or her Units only with the express consent of the General Partner and then only to a DPW Entity or an Eligible Investor.

The General Partner may require a Member to withdraw from the Fund in certain circumstances, including any of the following: the General Partner could, subject to certain limitations, require withdrawal if an Eligible Participant whose employment with DPW is terminated or a Qualified Participant whose related Eligible Participant’s employment with DPW is terminated, voluntarily or otherwise; if a Member defaults on his or her obligations to the Fund; if adverse tax consequences were to inure to the Fund, the General Partner or any Member were a particular Member to remain; or if the General Partner determines such action to be necessary or desirable to avoid a violation of any material law, regulation or guideline applicable to the Fund, the General Partner or any affiliate. In such circumstances, the General Partner may require such Eligible Participant to sell his Units to the Fund or to any person or entity designated by DPW who is an

Eligible Participant and who agrees to pay such Capital Contributions and to assume such withdrawing Eligible Participant’s other obligations under the Fund or other governing agreements with respect to such Units. The purchase price for such sale would be not less than the lesser of (i) the amount of such Eligible Participant’s Capital Contributions less prior distributions from the Fund and (ii) the underlying net asset value of the Units, determined in good faith by the General Partner.

In the event of death of a Member, such Member’s estate shall succeed to the right to receive distributions with respect to the deceased Member’s interest in the Fund.

The value of the Members’ Capital Accounts will be determined at such times as the General Partner deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund’s fiscal year-end for allocation purposes, as described in more detail below. The General Partner will cause the assets held by an Investment Fund to be valued when such valuation is necessary or appropriate for the administration of such Investment Fund. An Investment Fund will maintain records of all financial statements received from the issuers of the Investments, and will make such records available for inspection by the Members. Each Member will be an experienced professional and a sophisticated investor capable of assessing the value of his or her investment in the Investment Fund.

The General Partner will value the assets held in a Member’s Capital Account at the current market price (closing price) in the case of marketable securities. Private placements in underlying funds will be valued in accordance with the values provided by the issuers or vehicles in which an Investment Fund invests. All other securities will be valued by the General Partner in good faith at the lower of cost or book value. The foregoing valuation method will be applicable in each instance in which a value is assigned to interests in an Investment Fund.

Administration of each Investment Fund will be vested in the General Partner (who may also delegate administrative activities to a third-party administrator). The Fund will bear its own expenses. No management fee or other compensation will be charged to an Investment Fund by the Investment Committee or any member of the Investment Committee, or the General Partner.

Each Investment Fund will operate as a non-diversified, closed-end, management investment company within the meaning of the 1940 Act. The Investment Committee will consider whether it or any other person involved in the operation of the Investment Fund is required to register under the Investment Advisers Act of 1940, as amended.

Certain Investments acquired by an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs, venture capital investments, private placements, bankrupt entities, and other similar situations. In addition, certain Investments may involve quantitative or alternative investment strategies such as classic arbitrage, including, for example, convertible securities arbitrage.

Capital will be contributed to an Investment Fund periodically as determined by the General Partner. Pending the payment of the full purchase price for an Investment, funds contributed to the Investment Fund will be invested in: (i) United States government obligations, (ii) commercial paper with maturities not longer than 270 days and having a rating assigned to such commercial paper by a nationally recognized statistical rating organization equal to one of the two highest ratings categories assigned by such organization, or (iii) any money market fund (collectively, “Temporary Investments”).

The formation of an Investment Fund is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest and to achieve returns on their investment which may be greater proportionately than returns they can obtain on individual investments. An Investment Fund may invest in investment opportunities offered to, or that come to the attention of, DPW, including opportunities in which DPW (including Members of the Investment Funds) may invest for their own respective accounts or as to which DPW acts as legal counsel to the issuer, underwriter and/or investment adviser.

The General Partner will screen Investments that come to its attention through DPW and will make available to Eligible Investors (or subgroups of Eligible Investors) certain of these opportunities for investment through an Investment Fund. An Investment Fund will operate either as a blind pool where, for example, investment opportunities arise subsequent to Member commitments, or as a vehicle for making a specific investment that is known and identified to Members prior to their election to participate in the Investment Fund. Capital Contributions made to the Investment Fund by participating Members will be credited to their Capital Accounts in such Investment Fund. Members who elect not to participate in a particular Investment Fund will have no interest in, or capital account with respect to, such Investment Fund.

The General Partner will have discretion as to the timing of distributions (cash and other proceeds from such Investment Fund’s Investments) to its Members. The General Partner expects that its policy with respect to the Fund (and each Subsequent

Fund with similar investment strategy) will be to periodically distribute payments received with respect to Investments, including proceeds from the disposition of Investments, except to the extent retained to meet commitments with respect to other Investments or to pay or reserve for expenses and liabilities, to the Members.

An Investment Fund is intended to provide substantial appreciation opportunities to its Members. Upon execution of the Investment Fund Agreement, an Eligible Investor will become a Member of the Investment Fund. The net income, net gain and net loss of an Investment Fund will be determined in accordance with the organizational documents for an Investment Fund. Each Member of an Investment Fund will have a separate Capital Account with respect to which he or she has made a Capital Commitment. Such Capital Account will equal the sum of all the Capital Contributions of such Member (x) increased by such Member’s allocable share of income and gain as provided in the Investment Fund Agreement and (y) decreased by (i) such Member’s share of deduction, loss and expense as provided in the Investment Fund Agreement and (ii) the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by the Investment Fund to such Member pursuant to the Investment Fund Agreement. In the event that the General Partner determines, in its sole discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the General Partner will make such modification.

The General Partner is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued interest, a transferred interest or a redeemed interest in the Investment Fund. The General Partner may determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that the Capital Account balances of the Members shall not be reduced below zero.

Each Investment Fund will send its Members an annual report regarding its operations. The annual report will contain financial statements that will be audited. Each Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by such Investment Fund and will make such information available to its Members.

As soon as practicable after the end of each fiscal year of an Investment Fund, such Investment Fund will transmit to each Member a report indicating his, her or its share of the income or losses of such Investment Fund for federal income tax purposes for the fiscal year most recently ended.

APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in relevant part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.

Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is a registered investment company.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are: (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such persons from acting as principal, to effect any transaction in connection with, any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-2 allows an investment company to act as self-custodian subject to certain requirements.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder. Rule 17g-1 also requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of an investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g) of the rule. Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act. Paragraph (j)(3) of Rule 17g-1 provides that an investment company must comply with certain fund governance requirements.

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that each registered investment company adopt a written code of ethics and monitor all transactions of each access person of such investment company.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for: (i) an investment company to its shareholders and the Commission and (ii) key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations. The Applicants represent that the General Partner in managing the Investment Funds is subject to Section 36 of the 1940 Act. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws, appoint a chief compliance officer and maintain certain records.

DISCUSSION

The Applicants intend to organize and operate each Investment Fund as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Investment Fund and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the Rules and Regulations. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder (included in the term Rules and Regulations), and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application.

Section 17(a)

Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit an Investment Fund: (1) to purchase or otherwise acquire,

from DPW or any affiliated person thereof, securities and interests in properties previously acquired for the account of DPW, another Investment Fund or any affiliated person thereof, (2) to invest in companies, partnerships or other investment vehicles offered, sponsored, or managed by DPW or any affiliated person as defined in Section 2(a)(3) of the 1940 Act (“affiliated person”) thereof; (3) to invest in securities of issuers for which DPW or any affiliated person thereof may perform or have performed legal services and from which they may have received fees; (4) to purchase interests in any company or other investment vehicle: (i) in which DPW or its partners or employees own 5% or more of the voting securities; or (ii) that is otherwise an affiliated person of the Investment Fund or DPW; (5) to sell or otherwise transfer, to DPW or any affiliated person thereof, securities and interests in properties previously acquired by the Investment Fund; and (6) to participate as a selling security-holder in a public offering in which DPW or any affiliated person thereof acts as or represents as counsel a member of the selling group or the issuer or underwriter of such securities.

Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Members will be informed in the Investment Fund’s offering materials of the possible extent of the dealings by the issuer of such Investments and its sponsors with DPW or any affiliated person thereof; and as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with those dealings. Moreover, the Applicants assert that a community of interest will exist among the Members and DPW because the Investment Funds will be operated as vehicles through which DPW may reward and provide incentives for its Eligible Participants. The community of interest among the Members and DPW will serve to reduce the risk of abuse in transactions involving an Investment Fund and DPW or any affiliated person thereof.

Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d)

Applicants request an exemption from Section 17(d) to the extent necessary to permit an affiliated person of an Investment Fund, or an affiliated person of such a person, to participate in joint transactions with the Investment Fund. Applicants assert that compliance with Section 17(d) would, in many instances, force the Investment Fund to refrain from making an attractive investment simply because an affiliated person of the Investment Fund, or an affiliated person of an affiliated person, has made or is contemplating making the same investment.

Joint transactions in which an Investment Fund could participate may include the following: (1) an investment by one or more Investment Funds in a security: (a) in which DPW, an affiliated person thereof (including Members of DPW), or another Investment Fund that agrees to be bound by the terms of the conditions for the application is a participant, or plans to become a participant or (b) with respect to which DPW or any affiliated person thereof is entitled to receive fees of any kind, including, but not limited to legal fees, placement fees, investment banking fees or brokerage commissions, or other economic benefits or interests; (2) an investment by one or more Investment Funds in an investment vehicle sponsored, offered or managed by DPW or any affiliated person thereof; and (3) an investment by one or more Investment Funds in a security in which an affiliated person of the Investment Funds or DPW (or an affiliated person of such a person) is a participant or plans to become a participant, including situations in which that person has a partnership or other interest in, or compensation arrangement with, the issuer, sponsor or offeror of the security.

Applicants submit that the relief sought from Section 17(d) is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of another party. As noted above, Applicants believe that the Eligible Investors will have sufficient knowledge, educational training, sophistication and experience in legal and business matters to be capable of evaluating the risks of an investment in Investment Funds. In addition, Applicants note that, in light of the purpose of establishing the Investment Funds so as to provide attractive investment programs to DPW partners and/or employees, Applicants believe it is unlikely that an affiliated party investor will enter into a transaction with Investment Funds with the intent of disadvantaging the Investment Funds. Applicants also believe that the possibility that Investment Funds may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with the lockstep procedures described in condition 4 below.

Applicants suggest that compliance with Section 17(d) would cause an Investment Fund to forego investment opportunities simply because a Member, DPW or other affiliated persons of the Investment Fund also had or contemplated making a similar investment. In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which the Investment Fund may be unable to take advantage except as a co-participant with other persons, including affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.

The Investment Funds may be given the opportunity to coinvest with entities to which DPW provides, or has provided services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund or DPW or affiliated persons of such affiliated persons. The Applicants believe that such entities should not be treated as “Co-Investors” for purposes of condition 4. When such entities permit others to coinvest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to DPW that the interests of its clients take priority over the interests of the Investment Funds and that the activities of its clients not be burdened by activities of the Investment Funds. If condition 4 were to apply to the Investment Funds’ investments in these situations, the effect of such a requirement would be to indirectly burden DPW’s clients with the requirements of condition 4. In addition, the relationship of an Investment Fund to a client of DPW that is not an affiliated person of DPW or the Investment Fund is fundamentally different from such Investment Fund’s relationship to DPW and its affiliated persons. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by DPW and its affiliated persons, whereas the same concerns are not present with respect to the Investment Funds vis-a-vis unaffiliated persons of DPW or the Investment Fund who are clients of DPW. DPW will provide to each Eligible Investor disclosures about co-investments by unaffiliated persons. The disclosures will explain that the Investment Fund may co-invest with entities to which DPW provides, or has provided services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund, DPW or their affiliates. The disclosures also will state that these entities are not limited by the restrictions imposed on Members who co-invest with the Investment Fund, because the entities may dispose of a co-investment without providing prior notice to the Investment Fund and without giving the Investment Fund the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the entities.

Applicants acknowledge that any transactions subject to Section 17(d) of the 1940 Act for which exemptive relief has not been requested in this application would require specific approval by the Commission.

Section 17(f)

Applicants request exemption from the requirements, contained in Section 17(f) and in Rule l7f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2: (i) an Investment Fund’s investments may be kept in the locked files of DPW or of a partner of DPW; (ii) for purposes of paragraph (d) of Rule 17f-2, (A) employees of DPW will be deemed employees of the Investment Funds, (B) officers and members of the Managing Member and members of the Investment

Committee will be deemed to be officers of such Investment Funds, and (C) officers and members of the Managing Member and members of the Investment Committee will be deemed to be the board of directors of such Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees in the accounting department of DPW. Applicants expect that most of the investments will be evidenced either by stock certificates in non-public companies which have restrictive endorsements or by partnership agreements or similar documents and will not be negotiable certificates which could be misappropriated. Such instruments are most suitably kept in DPW’s files, where they can be referred to as necessary, and the Investment Funds’ broker generally will not accept the non-public companies’ stock certificates for deposit. Applicants will comply with all other provisions of Rule 17f-2. When a company goes public, the Investment Funds will deposit the stock certificates with the Investment Funds’ broker.

Section l7(g)

Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the directors of the Investment Funds who are not interested persons of the respective Investment Funds take certain actions and make certain approvals concerning bonding and request instead that the actions and approvals be taken by the Managing Members, regardless of whether they are deemed to be interested persons of the Investment Funds. The Investment Funds also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors. Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Investment Funds and that the notices otherwise required to be given to the board of directors would be unnecessary, as the Investment Funds will not have a board of directors.  In addition, Applicants request an exemption from the requirements of paragraph (j)(3) of rule 17g-1 that the Investment Funds comply with the fund governance standards defined in rule 0-1(a)(7). Each Investment Fund will comply with all other requirements of rule 17g-1.

Section 17(j)

Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-1(b), because they are burdensome and unnecessary as applied to an Investment Fund and because the exemption is consistent with the policy of the 1940 Act. Requiring the Investment Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Fund by virtue of their common association with DPW. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

Sections 30(a), 30(b) and 30(e)

Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Exemptive relief is requested to the extent necessary to permit an Investment Fund to report annually to its Members in the manner described herein. After the close of each fiscal year of the Investment Fund, the General Partner shall prepare or cause to be prepared and distribute to each Member an annual report including audited financial statements. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of Investments held by the Investment Fund and make such file available for inspection by its Members. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment Fund will transmit to each Member a report indicating his share of the income or losses of the Investment Fund for federal income tax purposes for the fiscal year most recently ended.

Section 30(h)

Applicants request exemption from Section 30(h) to the extent necessary to exempt the General Partner and any other persons who may be deemed to be members of an advisory board of an Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Securities and Exchange Act of 1934, as amended, with respect to their ownership of Units in the Investment Fund. There is no trading market for Units, and transferability of Units is severely restricted. In view of the foregoing, the purposes underlying Section 16 of the Securities Exchange Act of 1934 would not be served by requiring the filing of Forms 3, 4, and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Rule 38a-1

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act, and the Rules and Regulations thereunder. The Investment Funds will comply with Rule 38a-1(a), (c) and (d), except that (i) the Managing Members of each Investment Fund will fulfill the responsibilities assigned to the board of directors under the Rule and (ii) since all Managing Members would be considered interested persons of the Investment Funds, approval by a majority of the non-interested directors required by Rule 38a-1 will not be obtained.

Conditions

The Applicants agree that the order will be subject to the following conditions:

1.           Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the “Section 17 Transactions”) will be effected only if the Investment Committee determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the

Investment Fund, the Investment Fund’s organizational documents and the Investment Fund’s reports to its Members.

In addition, the Investment Committee will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2.           If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a partner or employee of DPW (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund’s determination of whether or not to effect the purchase or sale.

3.           The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4.           The Investment Committee will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day’s notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-Investor” with respect to the Investment Fund means any person who is: (a) an affiliated person (as defined in section 2(a)(3) of the 1940 Act) of the Investment Fund; (b) DPW and any DPW Entity; (c) a current or former partner or employee of DPW or a DPW entity; (d) a company in which a member of the Investment Committee, DPW or a DPW Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company’s securities; or (e) an investment vehicle offered, sponsored, or managed by DPW or an affiliated person of DPW.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (d) when the investment is comprised of securities that are national market system (“NMS”) securities pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder.

5.           An Investment Fund will send to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended financial statements which will be audited by the Investment Funds’ independent accountants. At the end of each fiscal year, the Investment Committee will make a valuation or have a valuation made of all the assets of the Investment Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Investment Fund. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6.           An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Applicants from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the Rules and Regulations issued thereunder. With respect to Sections 17 and 30 of the 1940

Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application.

Pursuant to Rule 0-2(c) (1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Amendment No. 3 to Application in its name and on its behalf have been taken. Each Applicant states that the undersigned has been fully authorized to sign and file this Amendment No. 3 to Application and any amendments thereto as are deemed appropriate.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A-1 and Exhibit A-2. Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is 450 Lexington Avenue, New York, NY 10017 and further state that all communications or questions concerning this Amendment No. 3 to Application should be directed to:

Danforth Townley, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4240

Pursuant to Rule 0-2(g), a draft Notice of Application is attached as Exhibit B. It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the Rules and Regulations. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application.

STETSON CAPITAL FUND LP

By:	Stetson GP LLC,
as General Partner

By:	Stetson Manager LLC,
as Managing Member

Dated: March __, 2012	By:
		Name:	John Bick
		Title:	Member

DAVIS POLK & WARDWELL LLP

Dated: March __, 2012	By:
		Name:	John Bick
		Title:	Partner

EXHIBIT INDEX

A-1.	Verification Required By Rule 0-2(d)

A-2.	Verification Required By Rule 0-2(d)

B.	Draft Notice of Application

EXHIBIT A-1

STATE OF NEW YORK	)
	)	SS
COUNTY OF NEW YORK	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amendment to the application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, for and on behalf of Stetson Capital Fund LP as of this __ day of March, 2012; that he is a Member of the managing member of the general partner of such entity; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

STETSON CAPITAL FUND LP

By:	Stetson GP LLC,
as General Partner

By:	Stetson Manager LLC,
as Managing Member

By:
	Name:	John Bick
	Title:	Member

Subscribed and sworn to
before me, a Notary Public

Notary Public
My commission expires:  ______

EXHIBIT A-2

STATE OF NEW YORK	)
	)	SS
COUNTY OF NEW YORK	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amendment to the application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, for and on behalf of Davis Polk & Wardwell LLP as of this __ day of March, 2012; that he is a Partner of such entity; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

DAVIS POLK & WARDWELL LLP

By:
	Name:	John Bick
	Title:	Partner

Subscribed and sworn to
before me, a Notary Public

Notary Public
My commission expires:  ______

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No.                                                      File No.

Notice of Application

March __, 2012

Agency:                Securities and Exchange Commission (the “Commission”).

Action:                  Notice of Application for Exemption under the Investment Company Act of 1940 (the “1940 Act”).

Applicants:           The “Applicants” include Stetson Capital Fund LP, a Delaware limited partnership (the “Fund”), and Davis Polk & Wardwell LLP, a law firm organized as a New York limited liability partnership (“DPW”). DPW established the Fund for the benefit of certain of its Eligible Investors (as defined below). DPW may in the future establish subsequent pooled investment vehicles (“Subsequent Funds”) (together, the Fund and the Subsequent Funds, including any series thereof, are referred to collectively as the “Investment Funds”) that will be offered to certain Eligible Investors. The organizational documents for any Subsequent Fund will be substantially similar in all material respects to those of the Fund, other than the provisions relating to investment objectives or strategies and for any operational differences related to the form of organization of a Subsequent Fund.

Relevant 1940 Act Sections:    Order requested pursuant to: Sections 6(b) and 6(e) of the 1940 Act, for exemption from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations issued thereunder (the “Rules and Regulations”). With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in the application.

Summary of Application:          Applicants seek an order that would exempt them from most provisions of the 1940 Act and would permit certain affiliated and joint transactions incident to the creation and operation of an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.

Filing Date:           The application (the “Application”) was filed on October 6, 2000 and amended on: March 22, 2004; July 25, 2008 and March __, 2012.

Hearing or Notification of Hearing:       An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on _________ __, 2012, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Addresses:           Secretary, Securities and Exchange Commission: 450 Fifth Street, N.W., Washington, D.C. 20549. Applicants: Davis Polk & Wardwell LLP, c/o Danforth Townley, Esq., 450 Lexington Avenue, New York, NY 10017.

For Further Information:     ____________________, Branch Chief, at (202) 942-____ or ____________________, Staff Attorney, at (202) 942-____, from the Division of Investment Management, Office of Investment Company Regulation.

Supplementary Information:     The following is a summary of the Application. The complete Application may be obtained for a fee from the Commission’s Public Reference Branch.

Applicants’ Representations

1.           The Fund is a Delaware limited partnership formed in 2000 pursuant to a limited partnership agreement as described herein (the “Investment Fund Agreement”).1 The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited partnership, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited liability company or corporation. An Investment Fund may include a single such vehicle designed to issue interests in series (“Series”) or having similar features to enable a single Investment Fund to function as if it were several successive Investment Funds for ease of administration. Subsequent Funds will comply with the terms and conditions set forth in the Application with respect to the Fund.

2.           Management is exercised by the general partner of the Fund, which is a limited liability company (the “General Partner”). The managing member of the General Partner (the “Managing Member”) is also a limited liability company that is managed by the members of the management committee of DPW, who expect to delegate most of their authority to an investment committee comprised of certain DPW partners and Members (as defined below) of the Fund as described more fully below. DPW will control the Investment Funds within the meaning of section 2(a)(9) of the 1940 Act.

1 The Fund is relying on a temporary exemption pursuant to Rule 6b-1 under the 1940 Act.

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3.           An Investment Fund will offer interests therein (“Units”) (other than short-term paper) solely to DPW, any entity controlling, controlled by, or under common control with DPW (a “DPW Entity”) or persons who are “Eligible Participants” or “Qualified Participants” (each an “Eligible Investor” and collectively “Eligible Investors”). Eligible Participants with respect to an Investment Fund include only such persons who at the time of first becoming a Member thereof are current or former2 (a) partners (or presidents of professional corporations or similar entities which are partners) of or lawyers employed by (including lawyers who are “of counsel” to) DPW or (b) employees of DPW. To qualify as an Eligible Participant with respect to an Investment Fund, each such person must at the time of first becoming a Member thereof either (x) be an “accredited investor” as defined in Rule 501(a)(5) or (6) of Regulation D under the Securities Act of 1933 (the “Securities Act”) or (y) be one of a maximum of 35 people who meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the Securities Act and (i) have a minimum of five years of legal or business experience, (ii) have had gross income of at least $150,000 in the prior year and a reasonable expectation of gross income of at least $150,000 in each of the two succeeding years3 and (iii) as to whom the requirements set forth in Rule 506(b)(2)(ii) of Regulation D are met. Any Eligible Participant who qualifies pursuant to (y) will not be permitted to invest in any calendar or fiscal year (as determined by DPW) more than 10% of his or her income from all sources for the immediately preceding calendar or fiscal year in one or more Investment Funds. The General Partner may impose more restrictive standards for Eligible Participants in its discretion.

4.           In the discretion of the General Partner and at the request of an Eligible Participant, interests may be assigned by such Eligible Participant, or sold directly by an Investment Fund, to a “Qualified Participant” of an Eligible Participant. In order to qualify as a Qualified Participant, an individual or entity must (i) be an Eligible Family Member or Qualified Entity (in each case as defined below), respectively, of an Eligible Participant and (ii) if such individual or entity is purchasing an interest from a Member or directly from an Investment Fund, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Participant. A “Qualified Entity” is (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Participant; (ii) a partnership, corporation or other entities, all of the voting power of which is controlled by one or more Eligible Participants;4 or (iii)

2 Any such former partners, lawyers or employees will at the time of first becoming a Member have (will be expected at such time to continue to have) a sufficiently close nexus with DPW as to preserve the community of interest between such Eligible Participants and DPW.

3 In applying these tests, either calendar years or rolling 12-month periods may be used.

4 The inclusion of entities controlled by an Eligible Participant in the definition of Qualified Entity is intended to enable Eligible Participants and their immediate family members to make investments in the Investment Funds through private investment vehicles for the purpose of personal and family investment and estate planning objectives. Eligible Participants will exercise investment discretion and control over these investment vehicles, thereby creating a close nexus between DPW and these investment vehicles.

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a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Participant (either for themselves or together with the Eligible Participant).

5.           The Fund has been established to enable the Eligible Investors to participate in certain investment opportunities that come to the attention of DPW. These opportunities may include separate accounts with registered or unregistered investment advisers, investments in other pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, and other securities investments (each particular investment being referred to herein as an “Investment”). An Investment Fund will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company. Participation as investors in the Investment Fund will allow the Eligible Investors who are members of the Investment Fund (each a “Member,” and collectively, the “Members”) to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means. No Investment Fund will be charged legal fees by DPW and there will be no allocation of any of DPW’s operating expenses to the Investment Funds.  Some of the investment opportunities available to an Investment Fund may involve parties for which DPW was, is or will be retained to act as legal counsel, and DPW may be paid by such parties for legal services and for related disbursements and charges.  These amounts paid to DPW will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests or their sponsors.

6.           Each Member will commit to contribute capital to an Investment Fund (the “Capital Commitment”). Each such Member shall make one or more capital contributions (“Capital Contributions”) with respect to such Capital Commitment, in one or more installments, within five days of request therefor from the Investment Fund to fund Investments that have been selected in the manner described below.

7.           No Investment will be made by an Investment Fund unless the Investment has been approved by the Investment Committee, as defined below. No Member will make or have the right to make an individual investment decision with respect to any Investment submitted to the Members for approval or disapproval. In the event an Investment is so selected, the Investment will be allocated among the capital accounts (“Capital Accounts”) of all Members on a

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pro rata basis determined generally by reference to the Capital Commitments, undrawn Capital Commitments or uninvested Capital Contributions of the Members or some combination thereof.

8.           An Investment Fund will have an investment committee (the “Investment Committee”) which will consist of approximately five persons who include (or whose Qualified Participants are) the members of the management committee of DPW and selected additional Members of such Investment Fund. If the General Partner is formed as a wholly-owned subsidiary of DPW, the members of the relevant Investment Committee will be officers and/or directors of the subsidiary. The chief function of the Investment Committee will be to review and select Investments for an Investment Fund (or a Series thereof) from time to time. Whenever DPW, the General Partner, the Investment Committee or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with good faith and any fiduciary duties owed to the Investment Funds and the Members.5 No management fee or other compensation will be paid by an Investment Fund or the Members to the Investment Committee.

9.           Units of any Investment Fund will be offered only to DPW, DPW Entities, or Eligible Investors. As previously stated, Eligible Investors include only Eligible Participants, Eligible Family Members and Qualified Entities. Each investor must meet the sophistication standards in Rule 506(b)(2)(ii) of Regulation D and thus have sufficient knowledge, sophistication and experience in business and financial matters to be capable of evaluating the merits and risk of an investment in the Investment Fund, and be able to bear the economic risk of such investment and to afford a complete loss of such investment. A Member may make an additional Capital Commitment to an Investment Fund only if he or she meets the criteria for an Eligible Investor contained herein at the time such additional Capital Commitment is made.

10.           Units will be offered and sold by the Investment Funds in reliance upon the exemption from registration under the Securities Act contained in Section 4(2) or pursuant to Regulation D. No fee of any kind will be charged in connection with the sale of Units of an Investment Fund or in connection with a Member’s withdrawal from a Fund.

5 The organizational documents for and any other contractual arrangements regarding an Investment Fund will not contain any provision which protects or purports to protect DPW, the General Partner, the Investment Committee, a Member or their delegates against any liability to the Investment Fund or the Members to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

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11.           While the terms of each Investment Fund will be determined at the time of formation, these terms will be fully disclosed at the time any Eligible Participant is invited to participate in the Investment Fund. Participation in an Investment Fund will be entirely voluntary on the part of an Eligible Participant. Among other things, each Eligible Participant will be furnished with a copy of the Investment Fund Agreement for the relevant Investment Fund, which will set forth at a minimum the following terms of the proposed investment program among other things: (i) the maximum amount of Capital Contributions that a Member will be required to make to the Investment Fund during the term of the relevant investment program and the manner in which the Capital Contributions will be applied towards investments made, and expenses incurred, by the Investment Fund; (ii) whether any loans will be made to a Member to purchase Units in the Investment Fund and, if so, the terms of such loans; (iii) whether any DPW-appointed manager (“Manager”) will be entitled to receive any compensation from, or a performance-based fee (or “allocation”) based on the gains and losses of the investment program or of the Investment Fund’s investment portfolio and, if so, the terms of such compensation or carried interest;6 (iv) whether DPW will make any capital contributions to the Investment Fund and, if so, the terms applicable to DPW’s investment in the Investment Fund; (v) the consequences to a Member who defaults on such Member’s obligation to fund required Capital Contributions to the Investment Fund (including whether such defaulting person’s Units in existing and future investments will be affected and, if so, the nature of such effects); and (vi) whether any vesting and forfeiture provisions will apply to a Member’s Units in the Investment Fund and, if so, the terms of such vesting and forfeiture provisions. The Fund requires that the initial Capital Commitment by a Member must be paid, in one or more installments, within five days after notification therefor from the Fund to fund Investments selected by the Investment Committee. To provide flexibility in connection with the Fund’s obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make Capital Contributions with respect to their Capital Commitments, the Fund may engage in borrowings in connection with such funding of Investments. All borrowings by an Investment Fund, other than indebtedness incurred specifically on behalf of a Member where the Member has agreed to guarantee the loan or to act as co-obligor on the loan, will be the debt of the Investment Fund and without recourse to the Members, but such borrowings may be secured by a pledge of the Members’ respective Capital Accounts and unfunded Capital Commitments. An Investment Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding

6 A “carried interest” is an allocation to the Manager based on the net gains of an investment program. A Manager that is registered under the Investment Advisers Act of 1940 (“Advisers Act”) may charge a carried interest only if permitted by rule 205-3 under the Advisers Act. Any carried interest paid to a Manager that is not registered under the Advisers Act will be structured to comply with section 205(b)(3) of the Advisers Act as if the Company were a business development company as defined in the Advisers Act.

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securities of an Investment Fund (other than short-term paper). As noted above, a Member may make such an additional Capital Commitment only if he or she is an Eligible Investor at the time such additional Capital Commitment is made. If DPW or a DPW Entity makes a loan to an Investment Fund, the lender will be entitled to receive interest at a rate that is no less favorable to the borrower than the rate obtainable on an arm’s length basis.

12.           Members will not be entitled to redeem their respective Units in an Investment Fund. A Member will be permitted to transfer his or her Units only with the express consent of the General Partner and then only to a DPW Entity or an Eligible Investor.

13.           The General Partner may require a Member to withdraw from the Fund in certain circumstances, including any of the following: the General Partner could, subject to certain limitations, require withdrawal if an Eligible Participant whose employment with DPW is terminated or a Qualified Participant whose related Eligible Participant’s employment with DPW is terminated, voluntarily or otherwise, and such withdrawal could also be required if a Member defaults on his or her obligations to the fund; if adverse tax consequences were to inure to the Fund, the General Partner or any Member were a particular Member to remain; or if the General Partner determines such action to be necessary or desirable to avoid a violation of any material law, regulation or guideline applicable to the Fund, the General Partner or any affiliate. In such circumstances, the General Partner may require such Eligible Participant to sell his Units to the Fund or to any person or entity designated by DPW who is an Eligible Participant and who agrees to pay such Capital Contributions and to assume such withdrawing Eligible Participant’s other obligations under the Fund or other governing agreements with respect to such Units. The purchase price for such sale would be not less than the lesser of (i) the amount of such Eligible Participant’s Capital Contributions less prior distributions from the Fund and (ii) the underlying net asset value of the Units, determined in good faith by the General Partner.

14.           In the event of death of a Member, such Member’s estate shall succeed to the right to receive distributions with respect to the deceased Member’s interest in the Fund.

15.           The value of the Members’ Capital Accounts will be determined at such times as the General Partner deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund’s fiscal year-end for allocation purposes, as described in more detail below. The General Partner will cause the assets held by an Investment Fund to be valued when such valuation is necessary or appropriate for the administration of such Investment Fund. An Investment Fund will maintain records of all financial statements received from the issuers of the Investments, and will make such records available for inspection by the Members. Each Member will be an experienced professional and a sophisticated investor capable of assessing the value of his or her investment in the Investment Fund. The General Partner will value the assets held

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in a Member’s Capital Account at the current market price (closing price) in the case of marketable securities. Private placements in underlying funds will be valued in accordance with the values provided by the issuers or vehicles in which an Investment Fund invests. All other securities will be valued by the General Partner in good faith at the lower of cost or book value. The foregoing valuation method will be applicable in each instance in which a value is assigned to interests in an Investment Fund.

16.           Administration of each Investment Fund will be vested in the General Partner (who may also delegate administrative activities to a third-party administrator). The Fund will bear its own expenses. No management fee or other compensation will be charged to an Investment Fund by the Investment Committee or any member of the Investment Committee, or the General Partner.

17.           Capital will be contributed to an Investment Fund periodically as determined by the General Partner. Pending the payment of the full purchase price for an Investment, funds contributed to the Investment Fund will be invested in: (i) United States government obligations, (ii) commercial paper with maturities not longer than 270 days and having a rating assigned to such commercial paper by a nationally recognized statistical rating organization equal to one of the two highest ratings categories assigned by such organization, or (iii) any money market fund (collectively, “Temporary Investments”).

18.           The formation of an Investment Fund is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest and to achieve returns on their investment which may be greater proportionately than returns they can obtain on individual investments. An Investment Fund may invest in investment opportunities offered to, or that come to the attention of, DPW, including opportunities in which DPW (including Members of the Investment Funds) may invest for their own respective accounts or as to which DPW acts as legal counsel to the issuer, underwriter and/or investment adviser.

19.           The General Partner will screen Investments that come to its attention through DPW and will make available to Eligible Investors (or subgroups of Eligible Investors) certain of these opportunities for investment through an Investment Fund. An Investment Fund will operate either as a blind pool where, for example, investment opportunities arise subsequent to Member commitments, or as a vehicle for making a specific investment that is known and identified to Members prior to their election to participate in the Investment Fund. Capital Contributions made to the Investment Fund by participating Members will be credited to their Capital Accounts in such Investment Fund. Members who elect not to participate in a particular Investment Fund will have no interest in, or capital account with respect to, such Investment Fund.

20.           The General Partner will have discretion as to the timing of distributions (cash and other proceeds from such Investment Fund’s Investments)

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to its Members. The General Partner expects that its policy with respect to the Fund (and each Subsequent Fund with similar investment strategy) will be to periodically distribute payments received with respect to Investments, including proceeds from the disposition of Investments, except to the extent retained to meet commitments with respect to other Investments or to pay or reserve for expenses and liabilities, to the Members.

21.           An Investment Fund is intended to provide substantial appreciation opportunities to its Members. Upon execution of the Investment Fund Agreement, an Eligible Investor will become a Member of the Investment Fund. The net income, net gain and net loss of an Investment Fund will be determined in accordance with the organizational documents for an Investment Fund. Each Member of an Investment Fund will have a separate Capital Account with respect to which he or she has made a Capital Commitment. Such Capital Account will equal the sum of all the Capital Contributions of such Member (x) increased by such Member’s allocable share of income and gain as provided in the Investment Fund Agreement and (y) decreased by (i) such Member’s share of deduction, loss and expense as provided in the Investment Fund Agreement and (ii) the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by the Investment Fund to such Member pursuant to the Investment Fund Agreement. In the event that the General Partner determines, in its sole discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the General Partner will make such modification.

22.           The General Partner is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued interest, a transferred interest or a redeemed interest in the Investment Fund. The General Partner may determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that the Capital Account balances of the Members shall not be reduced below zero.

23.           Each Investment Fund will send its Members an annual report regarding its operations. The annual report will contain financial statements that will be audited. Each Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by such Investment Fund and will make such information available to its Members.

24.           As soon as practicable after the end of each fiscal year of an Investment Fund, such Investment Fund will transmit to each Member a report indicating his, her or its share of the income or losses of such Investment Fund for federal income tax purposes for the fiscal year most recently ended.

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Applicants’ Legal Analysis:

1.           The Applicants intend to organize and operate each Investment Fund as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Investment Fund and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the Rules and Regulations. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder (included in the term Rules and Regulations), and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in the Application.

2.           Applicants request an exemption from the provisions of Section 17(a) to the extent necessary to permit an Investment Fund: (1) to purchase or otherwise acquire, from DPW or any affiliated person thereof, securities and interests in properties previously acquired for the account of DPW, another Investment Fund or any affiliated person thereof, (2) to invest in companies, partnerships or other investment vehicles offered, sponsored, or managed by DPW or any affiliated person as defined in Section 2(a)(3) of the 1940 Act (“affiliated person”) thereof; (3) to invest in securities of issuers for which DPW or any affiliated person thereof may perform or have performed legal services and from which they may have received fees; (4) to purchase interests in any company or other investment vehicle: (i) in which DPW or its partners or employees own 5% or more of the voting securities; or (ii) that is otherwise an affiliated person of the Investment Fund or DPW; (5) to sell or otherwise transfer, to DPW or any affiliated person thereof, securities and interests in properties previously acquired by the Investment Fund; and (6) to participate as a selling security-holder in a public offering in which DPW or any affiliated person thereof acts as or represents as counsel a member of the selling group or the issuer or underwriter of such securities.

3.           Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Members will be informed in the Investment Fund’s offering materials of the possible extent of the dealings by the issuer of such Investments and its sponsors with DPW or any affiliated person thereof; and as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with those dealings. Moreover, the Applicants assert that a community of interest will exist among the Members and DPW because the Investment Funds will be operated as vehicles through which DPW may reward and provide incentives for its Eligible Participants. The community of interest among the Members and DPW will serve to reduce the risk of abuse in transactions involving an Investment Fund and DPW or any affiliated person

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thereof. Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

4.           Applicants request an exemption from Section 17(d) to the extent necessary to permit an affiliated person of an Investment Fund, or an affiliated person of such a person, to participate in joint transactions with the Investment Fund. Applicants assert that strict compliance with Section 17(d) would, in many instances, force the Investment Fund to refrain from making an attractive investment simply because an affiliated person of the Investment Fund, or an affiliated person of an affiliated person, has made or is contemplating making the same investment. Joint transactions in which an Investment Fund could participate may include the following: (1) an investment by one or more Investment Funds in a security: (a) in which DPW, an affiliated person thereof (including Members of DPW), or another Investment Fund that agrees to be bound by the terms of the conditions for the application is a participant, or plans to become a participant or (b) with respect to which DPW or any affiliated person thereof is entitled to receive fees of any kind, including, but not limited to legal fees, placement fees, investment banking fees or brokerage commissions, or other economic benefits or interests; (2) an investment by one or more Investment Funds in an investment vehicle sponsored, offered or managed by DPW or any affiliated person thereof; and (3) an investment by one or more Investment Funds in a security in which an affiliated person of the Investment Funds or DPW, or an affiliated person of such a person), is a participant or plans to become a participant, including situations in which that person has a partnership or other interest in, or compensation arrangement with, the issuer, sponsor or offeror of the security.

5.           Applicants submit that the relief sought from Section 17(d) is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of another party. As noted above, Applicants believe that the Eligible Investors will have sufficient knowledge, educational training, sophistication and experience in legal and business matters to be capable of evaluating the risks of an investment in Investment Funds. In addition, Applicants note that, in light of the purpose of establishing the Investment Funds so as to provide attractive investment programs to DPW partners and/or employees, Applicants believe it is unlikely that an affiliated party investor will enter into a transaction with Investment Funds with the intent of disadvantaging the Investment Funds. Applicants also believe that the possibility that Investment Funds may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with the lockstep procedures described in condition 13(iv) below.

6.           Applicants suggest that compliance with Section 17(d) would cause an Investment Fund to forego investment opportunities simply because a

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Member, DPW or other affiliated persons of the Investment Fund also had or contemplated making a similar investment. In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which the Investment Fund may be unable to take advantage except as a co-participant with other persons, including affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The Investment Funds may be given the opportunity to coinvest with entities to which DPW provides, or has provided services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund or DPW or affiliated persons of such affiliated persons. The Applicants believe that such entities should not be treated as “Co-Investors” for purposes of condition 4. When such entities permit others to coinvest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to DPW that the interests of its clients take priority over the interests of the Investment Funds and that the activities of its clients not be burdened by activities of the Investment Funds. If condition 4 were to apply to the Investment Funds’ investments in these situations, the effect of such a requirement would be to indirectly burden DPW’s clients with the requirements of condition 4. In addition, the relationship of an Investment Fund to a client of DPW that is not an affiliated person of DPW or the Investment Fund is fundamentally different from such Investment Fund’s relationship to DPW and its affiliated persons. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by DPW and its affiliated persons, whereas the same concerns are not present with respect to the Investment Funds vis-a-vis unaffiliated persons of DPW or the Investment Fund who are clients of DPW. DPW will provide to each Eligible Investor disclosures about co-investments by unaffiliated persons. The disclosures will explain that the Investment Fund may co-invest with entities to which DPW provides, or has provided services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund, DPW or their affiliates. The disclosures also will state that these entities are not limited by the restrictions imposed on Members who co-invest with the Investment Fund, because the entities may dispose of a co-investment without providing prior notice to the Investment Fund and without giving the Investment Fund the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the entities.

7.           Applicants acknowledge that any transactions subject to Section 17(d) of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

8.           Applicants request exemption from the requirements, contained in Section 17(f) and in Rule l7f-2 promulgated thereunder, to permit the following

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exceptions from the requirements of Rule 17f-2: (i) an Investment Fund’s investments may be kept in the locked files of DPW or of a partner of DPW; (ii) for purposes of paragraph (d) of Rule 17f-2, (A) employees of DPW will be deemed employees of the Investment Funds, (B) officers and members of the Managing Member and members of the Investment Committee will be deemed to be officers of such Investment Funds, and (C) officers and members of the Managing Member and members of the Investment Committee will be deemed to be the board of directors of such Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees in the accounting department of DPW. Applicants expect that most of the investments will be evidenced either by stock certificates in non-public companies which have restrictive endorsements or by partnership agreements or similar documents and will not be negotiable certificates which could be misappropriated. Such instruments are most suitably kept in DPW’s files, where they can be referred to as necessary, and the Investment Funds’ broker generally will not accept the non-public companies’ stock certificates for deposit. Applicants will comply with all other provisions of Rule 17f-2. When a company goes public, the Investment Funds will deposit the stock certificates with the Investment Funds’ broker.

9.           Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the directors of the Investment Funds who are not interested persons of the respective Investment Funds take certain actions and make certain approvals concerning bonding and request instead that the actions and approvals be taken by the Managing Members, regardless of whether they are deemed to be interested persons of the Investment Funds. The Investment Funds also request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors. Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Investment Funds and that the notices otherwise required to be given to the board of directors would be unnecessary, as the Investment Funds will not have a board of directors.  In addition, Applicants request an exemption from the requirements of paragraph (j)(3) of rule 17g-1 that the Investment Funds comply with the fund governance standards defined in rule 0-1(a)(7). Each Investment Fund will comply with all other requirements of rule 17g-1.

10.           Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-1(b), because they are burdensome and

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unnecessary as applied to an Investment Fund and because the exemption is consistent with the policy of the 1940 Act. Requiring the Investment Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Fund by virtue of their common association with DPW. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

11.           Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Exemptive relief is requested to the extent necessary to permit an Investment Fund to report annually to its Members in the manner described in the Application. After the close of each fiscal year of the Investment Fund, the General Partner shall prepare or cause to be prepared and distribute to each Member an annual report including audited financial statements. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of Investments held by the Investment Fund and make such file available for inspection by its Members. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment Fund will transmit to each Member a report indicating his share of the income or losses of the Investment Fund for federal income tax purposes for the fiscal year most recently ended.

12.           Applicants request exemption from Section 30(h) to the extent necessary to exempt the General Partner and any other persons who may be deemed to be members of an advisory board of an Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Securities and Exchange Act of 1934, as amended, with respect to their ownership of Units in the Investment Fund. There is no trading market for Units, and transferability of Units is severely restricted. In view of the foregoing, the purposes underlying Section 16 of the Securities Exchange Act of 1934 would not be served by requiring the filing of Forms 3, 4, and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

13.           The Investment Funds will comply with Rule 38a-1(a), (c) and (d), except that (i) the Managing Members of each Investment Fund will fulfill the responsibilities assigned to the board of directors under the Rule and (ii) since all Managing Members would be considered interested persons of the Investment Funds, approval by a majority of the non-interested directors required by Rule 38a-1 will not be obtained.

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Proposed Conditions

14.           The Applicants agree that the order will be subject to the following conditions:

(i)           Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the “Section 17 Transactions”) will be effected only if the Investment Committee determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund’s organizational documents and the Investment Fund’s reports to its Members. In addition, the Investment Committee will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

(ii)           If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a partner or employee of DPW (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund’s determination of whether or not to effect the purchase or sale.

(iii)           The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

(iv)           The Investment Committee will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day’s notice of its intent to dispose of its investment, and (b) refrains from disposing of its

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investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-Investor” with respect to the Investment Fund means any person who is: (a) an affiliated person (as defined in section 2(a)(3) of the 1940 Act) of the Investment Fund; (b) DPW and any DPW Entity; (c) a current or former partner or employee of DPW or a DPW entity; (d) a company in which a member of the Investment Committee, DPW or a DPW Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company’s securities; or (e) an investment vehicle offered, sponsored, or managed by DPW or an affiliated person of DPW.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (d) when the investment is comprised of securities that are national market system (“NMS”) securities pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder.

(v)           An Investment Fund will send to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended financial statements which will be audited by the Investment Funds’ independent accountants. At the end of each fiscal year, the Investment Committee will make a valuation or have a valuation made of all the assets of the Investment Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Investment Fund. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

(vi)           An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be

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subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy Secretary

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